October 23, 2008

Donna Levy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

File No. 0-52534

SEC Comment letter dated October 16, 2008

Dear Ms. Levy:

On behalf of Endeavor Uranium, Inc. (the “Company”), a Nevada corporation, please be advised that we have received and reviewed your letter of October 16, 2008 pertaining to the Company’s Preliminary Proxy Statement on Schedule 14A as filed with the Securities & Exchange Commission (the “Commission”) on October 9, 2008.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

(The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 16, 2008.)

1.

We have amended the filing, in its entirety, to reflect that the Company only has on officer and director.

2.

We have amended the filing to ensure adequate disclosure pursuant to Item 402 of Regulation S-K, see page 9.

3.

We have amended the filing as requested as to identify all positions currently, and to be held, by Ms. Karlovsky with the Company and have further set forth such time as will be devoted by Ms. Karlovsky to the operations of the Company, see page 12.

4.

In response to Comments 4, 5 and 6, we have substantially revised the filing to reflect the requested amendments, such amendments are specifically reflected in Proposal 3, (see page 14) Proposal 4, (see page 15) and Proposal 5, (see page 17).

5.

See response #4 above. Other than as revised, we do not believe that there are other material amendments to either the Articles or Bylaws that would require a separate proposal for submission to the shareholders for a vote. Further, upon consideration the decision was made to retain the current Bylaws and amend only those applicable sections. Specifically, the composition of the board of directors and the indemnification language has been removed and replaced by the new indemnification section in the Amended and Restated Articles.

6.

See response #4 above.

7.

The filing has been amended to reflect the number of shares that will be authorized if the proposal is approved, that there are no shares reserved for any specific purpose at this time and the amount by which the annual filing fees will decrease should the proposal be approved, see page 15.

8.

 We have considered the suggestion to revise the exhibits to reflect the proposed changes and have determined that the changes and additions completely amend and restate the current articles of incorporation to such an extent that any attempt to illuminate those proposed changes would cover the document almost in their entirety. Additionally, we are confident that the revised changes to Proposal 4, Proposal 5 and Proposal 6 adequately illuminate the intent and purpose of the amended and restated Articles of Incorporation and amended Bylaws of the Company.

In connection with the Company’s responding to the comments set forth in the October 16, 2008 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact Luis Carrillo, Esq. at (619) 399-3102 with any questions.

Very truly yours,

/s/ Jennifer Karlovsky

Jennifer Karlovsky, Chief Executive Officer